



SECURI | 11020288 | ION

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44071

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2010___ AND ENDING___December 31, 2010___
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Acquest Advisors, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

700 Louisiana, Suite 2450
                              (No. and Street)

Houston   Texas   77002
     (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas H. Schnitzius   713.222.2170
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harper & Pearson Company, P.C.
                    (Name – if individual, state last, first, middle name)

One Riverway, Suite 1000   Houston   Texas   77056
     (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __Thomas H. Schnitzius_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Acquest Advisors, LLC_____ , as of __December 31,_____ , 20 _10_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

ACQUEST ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2010 AND 2009

CONTENTS

	Page
Independent Auditor's Report	2
Balance Sheets	3
Statements of Income	4
Statements of Changes in Member's Equity	5
Statements of Cash Flows	6
Notes to Financial Statements	7-9
Schedule I - 2010	10
Schedule II - 2009	11
Schedule III - 2010	12
Schedule IV - 2009	13



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS



INDEPENDENT AUDITOR'S REPORT

To the Members
Acquest Advisors LLC
Houston, Texas

We have audited the accompanying balance sheet of Acquest Advisors, LLC as of December 31, 2010 and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Acquest Advisors, LLC as of and for the year ended December 31, 2009 were audited by other auditors whose report dated February 24, 2010, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2010 financial statements referred to above present fairly, in all material respects, the financial position of Acquest Advisors, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole. Schedule II and Schedule IV were subjected to auditing procedures applied by other auditors who expressed an unqualified opinion on the schedule as stated in their report dated February 24, 2010.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2011

2

ASSETS

	2010	2009
Cash and cash equivalents	$ 480,575	$ 292,922
Accounts receivable, net	6,964	55,675
Prepaid expenses	15,913	25,000
Furniture, fixtures and equipment, net of accumulated depreciation of $202,130 and $188,636 in 2010 and 2009, respectively	88,506	84,158
TOTAL ASSETS	$ 591,958	$ 457,755

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$ 77,666	$ 28,077
MEMBER'S EQUITY	514,292	429,678
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 591,958	$ 457,755

See accompanying notes.   3

	2010	2009
REVENUES		
Commission income and other income	$ 1,968,978	$ 1,920,022
Loss on investments	-	(2,755)
TOTAL REVENUE	1,968,978	1,917,267
EXPENSES		
Employee compensation	410,703	202,452
Member and employee benefits	34,913	16,671
Commission expense	103,649	-
General and administrative	408,280	264,113
TOTAL EXPENSES	957,545	483,236
NET INCOME	$ 1,011,433	$ 1,434,031

See accompanying notes.

Balance, December 31, 2008	$	200,647
Net income		1,434,031
Distributions to members		(1,205,000)
Balance, December 31, 2009		429,678
Net income		1,011,433
Distributions to members		(926,819)
Balance, December 31, 2010	$	514,292

	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,011,433	$ 1,434,031
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	13,494	6,189
Loss on investments	-	2,755
Changes in operating assets and liabilities		
Accounts receivable, net	48,711	(53,789)
Prepaid expenses	9,087	(8,931)
Accounts payable and accrued expenses	49,589	25,643
Net cash provided by operating activities	1,132,314	1,405,898
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of investments	-	12,070
Purchase of furniture, fixtures and equipment	(17,842)	(5,007)
Net cash (used) provided by investing activities	(17,842)	7,063
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions	(926,819)	(1,205,000)
Net cash used by financing activities	(926,819)	(1,205,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	187,653	207,961
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	292,922	84,961
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 480,575	$ 292,922

See accompanying notes.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Acquest Advisors, LLC, a Texas limited liability company, (the Company) maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States. Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operations and cash flows are summarized below:

Description of Business - The Company is located in Houston, Texas and is a private investment banking firm. Accordingly, the Company has claimed an exemption from the Securities and Exchange Commission's (SEC) Rule 15c3-3 under section (K)(2)(i). The Company is registered as a Broker-Dealer with the SEC, and a member of the Financial Industry Regulatory Authority (FINRA).

Statement Presentation - The unclassified balance sheet is presented in accordance with industry standards.

Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Fixed Assets and Depreciation - Fixed assets are recorded at cost. Depreciation is provided using accelerated depreciation methods based on estimated useful lives of five to seven years.

Revenue Recognition - Investment banking fees from securities related transactions are recognized when transactions close and receivables are recorded at that time.

Income Taxes - The Company's income, losses, and tax credits will be included in the income tax return of the Member. Accordingly, the Company does not record a provision for Federal income taxes. Texas margin tax is accrued and included as a component of general and administrative expense, and amounted to approximately $10,000 for each of the years ended December 31, 2010 and 2009.

Generally accepted accounting principles (GAAP) provide detailed guidance for the financial statement recognition, measurement and disclosure of uncertain tax positions recognized in an enterprise's financial statements. GAAP requires an entity to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2010, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2007 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the statements of income.

NOTE A   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Reclassifications – Texas Margin tax expense at December 31, 2009 has been reclassified to general and administrative expenses to conform to the 2010 presentation.

Subsequent Events - The Company has evaluated subsequent events through February 24, 2011, the date the financial statements were available to be issued. Subsequent to December 31, 2010, the Company executed a new operating lease effective May 1, 2011 discussed in Note D.

NOTE B   COMPANY AGREEMENT

The members of Acquest Advisors, LLC have executed a company agreement, which grants preemptive rights to Acquest Advisors, LLC and the existing members in the event of the death, removal, or voluntary departure of a member, or the voluntary or involuntary dissolution of the Company.

Effective December 17, 2007, the Company redeemed a member's 33.33% interest in the Company for $102,129. In connection with this redemption, the Company agreed to make payments to the former member if transactions with certain Company clients are completed. During the year, the Company made a payment for $51,902 to the former member and a payment for $51,747 to a current member as a result of the Agreement. Payments are classified as commission expense on the statement of income. As of December 31, 2010 and 2009, there are no amounts due to the former member under the terms of the Agreement. No future payments to the former member are anticipated because conditional events that would trigger payments expired on September 30, 2010 as per the Settlement Agreement.

NOTE C   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2010 and 2009 the Company had net capital of $402,909 and $264,845, respectively and a net capital requirement of $5,000. The Company's ratio of aggregate indebtedness to net capital was .19 to 1 and .11 to 1 at December 31, 2010 and 2009, respectively. The Securities and Exchange Commission permits a ratio for the Company at this time of no greater than 15 to 1.

NOTE D   OPERATING LEASE

The Company leases its office facility under a non-cancelable operating lease that expires on April 30, 2011. The Company entered into a new five-year non-cancelable lease agreement that will be effective May 1, 2011, under which the first six months of rent are free. Future annual minimum rental payments are as follows at December 31, 2010:

2011	$	37,980
2012		126,748
2013		129,523
2014		132,299
2015		135,074
	$	561,624

Rent expense for the each of years ended December 31, 2010 and 2009 was $113,940.

NOTE E   CONCENTRATIONS AND CREDIT RISK

The Company's bank balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. It is the Company's practice to utilize high net worth financial institutions to minimize its credit risk.

Generally, no collateral or other security is required to support trade receivables. At December 31, 2010 and 2009 the allowance for doubtful accounts amounted to $30,388 and $-0-, respectively.

Approximately 90% and 100% of the Company's revenues for 2010 and 2009 was earned from two clients in 2010 and four clients in 2009.

NET CAPITAL
    Total member's equity qualified for net capital $ 514,292

    Deductions and/or charges
      Nonallowable assets:
        Accounts receivable, net   (6,964)
        Prepaid expenses   (15,913)
        Furniture, fixtures and office equipment, net   (88,506)

    Net capital $ 402,909

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
      indebtedness) $ 5,178

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 397,909

Ratio: Aggregate indebtedness to net capital   .19 to 1

NET CAPITAL, AS REPORTED IN COMPANY'S PART II $ 430,918
    (Unaudited) FOCUS Report

RECONCILING ITEMS OR DIFFERENCES:
    Audit adjustments   (28,009)

        NET CAPITAL PER ABOVE $ 402,909

NET CAPITAL
    Total member's equity qualified for net capital $ 429,678

    Deductions and/or charges
      Nonallowable assets:
        Accounts receivable   (55,675)
        Prepaid expenses   (25,000)
        Furniture, fixtures and office equipment, net   (84,158)

    Net capital $ 264,845

COMPUTATION ON BASIC NET CAPITAL REQUIREMENTS
    Minimum net capital required (6 2/3% of total aggregate
      indebtedness) $ 1,872

    Minimum dollar net capital requirement $ 5,000

    Net capital requirement (greater of above two minimum
      requirement amounts) $ 5,000

    Excess net capital $ 259,845

Ratio: Aggregate indebtedness to net capital   .11 to 1

NET CAPITAL, AS REPORTED IN COMPANY'S PART II $ 278,020
    (Unaudited) FOCUS Report

RECONCILING ITEMS OR DIFFERENCES:
    Audit adjustments   (13,175)

        NET CAPITAL PER ABOVE $ 264,845

ACQUEST ADVISORS, LLC
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.

ACQUEST ADVISORS, LLC
SCHEDULE IV
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL OF SECURITIES
UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2009

Exemption Provisions

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(i), in which a "Special Account for the Exclusive Benefit of Customers" is maintained.



HARPER & PEARSON
COMPANY, P.C. CERTIFIED PUBLIC ACCOUNTANTS

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17 A-5 FOR A
BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15C3-3

To the Member
Acquest Advisors, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Acquest Advisors, LLC (the Company), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P.C.

Houston, Texas
February 24, 2011




INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

February 24, 2011

To the Member
Acquest Advisors, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Acquest Advisors, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the SIPC, solely to assist you and the other specified parties in evaluating Acquest Advisors, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Acquest Advisors, LLC's management is responsible for the Acquest Advisors, LLC's compliance with those requirements. This agreed upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries including the general ledger detail and cash disbursements journal noting no differences.
2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010 noting no differences.
3. We compared adjustments reported in Form SIPC-7 with supporting schedules and working papers including general ledger detail and clearing broker reports noting no differences.
4. We proved the arithmetical accuracy of the calculation reflected in Form SIPC-7 and in the related schedules and working papers including general ledger detail and quarterly Focus reports supporting the adjustments noting no differences.
5. We compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting overpayments were not applicable for this report.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harper & Pearson Company, P. C.

Houston, Texas

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31_____ , 20__10__
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
044071   FINRA   DEC
ACQUEST ADVISORS LLC      19*19
700 LOUISIANA ST STE 2450
HOUSTON TX 77002-2771
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Thomas Schnitzius (713) 222-2170

2. A. General Assessment (item 2e from page 2) .... $ 4,935

   B. Less payment made with SIPC-6 filed (exclude interest) .... (1,350)

   __7-27-2010_____
   Date Paid

   C. Less prior overpayment applied .... ( )

   D. Assessment balance due or (overpayment) 3,585

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum ....

   F. Total assessment balance and interest due (or overpayment carried forward) .... $ 3,585

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) .... $ 3,585

   H. Overpayment carried forward .... $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Acquest Advisors, LLC
_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____ , 20_____.

Designated Principal
_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ___1/1___, 20_10_
and ending _12/31_, 20_10_
Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __1,973,968__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions   1,973,968

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):

_____

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii)

Total deductions   0

2d. SIPC Net Operating Revenues $_1,973,968_

2e. General Assessment @ .0025 $_4,935_

(to page 1, line 2.A.)

2